Vectren Corporation
P.O. Box 209
Evansville, Indiana  47702-0209

November 21, 2011

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Vectren Corporation.; Withdrawal of Registration Statement on Form S-3; File No. 333-177885

Ladies and Gentlemen:

Vectren Corporation, an Indiana corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-177885), together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Edgar submission header on the Registration Statement identified the filing as being made on Form S-3 when it should have identified the filing as being made on Form S-3ASR.  The Company intends, promptly upon the Commission’s approval of this withdrawal request, to re-file the Registration Statement on Form S-3ASR.  The Registration Statement has not been declared effective by the Commission, and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable. The Company also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account. Please fax or email a copy of the order to the Company’s outside counsel at the address below.

If you have any questions regarding the foregoing application for withdrawal, please contact Thomas Maxwell of Barnes & Thornburg LLP, outside counsel to the Company, at (317) 231-7796 (phone), tmaxwell@btlaw.com (email) or (317) 231-7433 (facsimile).

Sincerely,

/s/ Ronald E. Christian

Ronald E. Christian,
Executive Vice President, Chief Legal and External Affairs Officer and Secretary